SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2

                               (Final Amendment)
                                (Amendment No. 1)*

                         Manchester Technologies, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  562398 10 7
                                 --------------
                                 (CUSIP Number)

                                 August 1, 2005
                                 --------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 562398 10 7                                                Page 2 of 4

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Joel G. Stemple
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            N/A
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      N/A
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
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12   TYPE OF REPORTING PERSON

     IN
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
                                  SCHEDULE 13G

CUSIP NO. 562398 10 7                                                Page 3 of 4

     This statement constitutes Amendment No. 1 ("Amendment No. 1"), and constitutes the final amendment to the Statement on Schedule 13G (the "Schedule 13G") filed with the Securities and Exchange Commission by Joel G. Stemple (the "Reporting Person") in connection with the ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manchester Technologies, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 50 Marcus Boulevard, Hauppauge, NY 11788.

     In accordance with Exchange Act Rule 13d-2, this Amendment No. 1 amends and supplements only information that has materially changed since the February 12, 1999 filing by the Reporting Person of the Schedule 13G.

     The Schedule 13G is hereby amended as follows:

     The following Items 4 and 5 of Schedule 13G is hereby amended and supplemented by adding the following:

Item 4.  Ownership.

     On August 1, 2005, the Company and CICE Acquisition Company ("Merger Sub") consummated the merger (the "Merger") of Merger Sub with and into the Company as contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 17, 2005, between Electrograph Holdings, Inc., Merger Sub and the Company. As a result of the Merger, all of the shares of Common Stock held by the Reporting Person were converted into the right to receive $6.40 per share and the Reporting Person ceased to own beneficially any shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                  SCHEDULE 13G

CUSIP NO. 562398 10 7                                                Page 4 of 4

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 2, 2005

                                /s/ Joel G. Stemple
                                --------------------------------
                                Joel G. Stemple